1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of audited results for year ended December 31, 2004, dated March 1, 2005	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: March 2, 2005

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNOUNCEMENT OF AUDITED RESULTS

FOR YEAR ENDED 31 DECEMBER 2004

HIGHLIGHTS

Financial

•	Revenue increased by 10% to HK$8,351 million with operating costs well contained

•	Operating profit before property development and depreciation increased 21.3% to HK$4,546 million; operating margin improved 5.1% points to 54.4%

•	Property development profit of HK$4,568 million

•	Net profit attributable to shareholders of HK$4,496 million; earnings per share of HK$0.84

•	Gross debt/equity ratio at year-end improved to 47.8% from 55.9%

•	Final dividend of HK$0.28 per share making total dividend for 2004 of HK$0.42 per share

Operational

•	Patronage increased by 8.3% to a record high of 842 million

•	All statutory operational targets and performance pledges have been met or exceeded

•	Station commercial and other revenues, and property rental and management revenue saw strong double digit growth

•	Construction of Disneyland Resort Line and Tung Chung Cable Car projects on schedule

•	Initial of a Concession Agreement for the Beijing Metro Line 4 project with the Beijing Municipal People’s Government in February 2005

•	First property development package at Tseung Kwan O Area 86 tendered in December 2004 and awarded in January 2005

The Directors of MTR Corporation Limited (“the Company” or “MTR”) are pleased to announce the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31 December 2004 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Year ended 31 December	2004		2003
Fare revenue		5,932		5,489
Station commercial and other revenue		1,311		1,117
Rental and management income		1,108		988

Turnover		8,351		7,594

Staff costs and related expenses		(1,542)		(1,643)
Energy and utilities		(544)		(546)
Operational rent and rates		(70)		(21)
Stores and spares consumed		(128)		(128)
Repairs and maintenance		(517)		(477)
Railway support services		(72)		(80)
Expenses relating to station commercial and other businesses		(315)		(351)
Property ownership and management expenses		(207)		(198)
Project study and business development expenses		(167)		(49)
General and administration expenses		(167)		(167)
Other expenses		(76)		(187)

Operating expenses before depreciation		(3,805)		(3,847)

Operating profit from railway and related operations before depreciation		4,546		3,747

Profit on property developments		4,568		5,369

Operating profit before depreciation		9,114		9,116

Depreciation		(2,512)		(2,402)

Operating profit before interest and finance charges		6,602		6,714

Interest and finance charges		(1,450)		(1,539)
Share of profit of non-controlled subsidiary		44		23

Profit before taxation		5,196		5,198

Income tax		(700)		(748)

Profit attributable to shareholders		4,496		4,450

Dividends
Interim dividend declared and paid during the year		750		734
Final dividend proposed after the balance sheet date		1,509		1,481

		2,259		2,215

Earnings per share:
- Basic	HK$	0.84	HK$	0.85
- Diluted	HK$	0.84	HK$	0.85

Notes: -

1. RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2004 and 2003 were as follows:

	Year ended 31 December
HK$ Million	2004	2003

Balance as at 1 January	15,506	13,234
Dividends paid	(2,231)	(2,178)
Profit for the year	4,496	4,450

Balance as at 31 December	17,771	15,506

2. INCOME TAX

Income tax in the consolidated profit and loss account represents:
	Year ended 31 December
HK$ Million	2004	2003

Current tax – overseas	4	4
Deferred tax expense relating to the origination and reversal of temporary differences	691	443
Deferred tax expense resulting from increase in tax rate from 16.0% to 17.5% on deferred tax balances at 1 January 2003	—	300

	695	747
Share of non-controlled subsidiary’s taxation	5	1

	700	748

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended 31 December 2004. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

3. DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend election will be offered to shareholders with Hong Kong addresses. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 21 June 2005 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 1 April 2005. The Company’s majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

4. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year ended 31 December 2004 attributable to shareholders of HK$4,496 million (2003: HK$4,450 million) and the weighted average number of ordinary shares of 5,331,253,996 in issue during the year (2003: 5,214,028,094).

The calculation of diluted earnings per share is based on the profit for the year ended 31 December 2004 attributable to shareholders of HK$4,496 million (2003: HK$4,450 million) and the weighted average number of ordinary shares of 5,337,217,673 in issue during the year (2003: 5,217,462,182) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

5. SEGMENTAL INFORMATION

	Revenue Year ended 31 December		Contribution to profit Year ended 31 December
HK$ Million	2004	2003	2004	2003

Railway operations	5,932	5,489	674	345
Station commercial and other businesses	1,311	1,117	879	657

	7,243	6,606	1,553	1,002
Property ownership and management	1,108	988	897	786

	8,351	7,594	2,450	1,788

Property developments			4,568	5,369

			7,018	7,157
Unallocated corporate expenses			(1,866)	(1,982)
Share of profit of non-controlled subsidiary			44	23
Income tax			(700)	(748)

			4,496	4,450

No geographical analysis is shown as substantially all the principal activities of the Group are carried out in Hong Kong throughout the reporting periods.

6. NET ASSETS

The Group’s net assets as at 31 December 2004 and 2003 comprised:

HK$ Million	As at 31 December 2004	As at 31 December 2003

Assets
Fixed assets	100,313	96,921
Railway construction in progress	962	181
Property development in progress	2,088	2,309
Other assets	3,042	2,579
Cash and cash equivalents	269	376

	106,674	102,366

Liabilities
Creditors, accruals and other liabilities	8,159	7,988
Borrowings	30,378	32,025
Deferred income	4,638	5,061

	43,175	45,074

Net assets	63,499	57,292

7. LIQUIDITY, FINANCIAL RESOURCES AND BORROWINGS

During the year, the Group raised a total of HK$5.2 billion in new financings, comprising a 10-year US$600 million fixed rate bond and HK$500 million in medium term notes with maturities of 12 to 15 years for general corporate purposes, including working capital, capital expenditures, refinancing and repayment of existing debts. As at 31 December 2004, we had HK$5.8 billion in undrawn committed banking facilities with final maturities ranging from approximately 3 to 6 years, which is sufficient to cover our anticipated funding needs into the second quarter of 2006. Over the next three years, we expect capital expenditure on committed projects and programmes of HK$6.8 billion, comprising both maintenance capital expenditures and existing committed projects (but excluding uncommitted projects such as possible overseas investments and West Island Line and South Island Line). These requirements will be met by cash from operations and a well-diversified funding programme, utilising a variety of financing instruments in Hong Kong and other major financial markets.

The Group’s major cash outflows for the year ended 31 December 2004 amounted to HK$6.9 billion and were related to the capital expenditures for the Disneyland Resort Line, Tung Chung Cable Car and other capital projects, net loan repayments as well as interest and dividends paid. These payments were financed partly by the net cash inflow from operating activities of HK$4.5 billion, and partly by the receipts from property developers and purchasers of HK$2.6 billion. As a result of the decrease in borrowings during 2004, total debts outstanding as at 31 December 2004 declined from HK$32.0 billion to HK$30.4 billion. With shareholders’ funds at year-end increasing from HK$57.3 billion as at the last year-end to HK$63.5 billion, our gross gearing ratio improved from 55.9% to 47.8% and the net gearing ratio decreased from 55.2% to 47.4%.

Our debt portfolio is managed with reference to a well-established Preferred Financing Model so as to achieve a balanced debt profile with adequate risk diversification and forward financing coverage. As at 31 December 2004, our outstanding borrowings had a well-balanced spread of maturities, with 25% due within 2 years, 30% between 2 and 5 years, and 45% after 5 years. 73% of our borrowings were at fixed interest rates. Over 99% of our borrowings were either denominated in or hedged into Hong Kong dollars, with less than 1% held in US dollars. We manage our currency and interest rate exposures using derivative instruments for hedging purposes only.

8. SUBSEQUENT EVENTS

A.	On 24 January 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F of Tseung Kwan O Town Lot No. 70, Area 86, at an assessed land premium of HK$2,319 million together with other ancillary terms and conditions as specified in the modification letter to be entered into between the Company and the Government. On 8 February 2005, a Development Agreement was entered into between the Company and City Investments Limited, a subsidiary of Cheung Kong (Holdings) Ltd. to jointly develop this site under which the Company will pay half of the land premium. The site involves accommodation and facilities with a total gross floor area of not less than 136,540 square metres comprising 2,096 residential flats, a 31,000-square metre home for the aged and about 500 square metres of retail space. The development is expected to be completed in 2008.

B.	On 7 February 2005, the Company and its Public-Private-Partnership partners initialed a Concession Agreement for the Beijing Metro Line 4 project (details of which are described in the “Management Review and Outlook” section below) with the Beijing Municipal People’s Government.

9. RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. The Group did not apply early adoption of these new HKFRSs to its financial statements for the year ended 31 December 2004. However, the Group has been carrying out an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the revised standards may have significant impact to its consolidated accounts as described below:

A.	Hong Kong Accounting Standard 40 (“HKAS 40”) on Investment Property

The adoption of HKAS 40 would require all revaluation gains or losses of investment properties to be taken directly to the Profit and Loss Account (“P&L”), whereas under the old standards such changes are generally taken to the revaluation reserve account on a portfolio basis. The volatility of property prices therefore could have significant impact on the level and consistency of the Company’s future operating profits.

B.	Hong Kong Accounting Standards 32 & 39 (“HKASs 32 & 39”) on Financial Instruments

The adoption of HKASs 32 and 39 would require all financial instruments which the Company is using to hedge the interest rate and currency risks of its borrowings to be marked to market, with change in their fair values recognised in the P&L directly. The standard allows the application of hedge accounting, that is, to use the change in fair value of the underlying hedged items to offset this impact. Should there be inefficiency in the hedging relationship to the extent that the opposing impacts do not cancel each other out, there will be a net residual impact to the P&L. Given that hedge efficiency is affected by a number of factors including the nature of the hedge relationship, direction of interest rates and changes in foreign exchange rates, it is difficult to forecast and control this residual impact.

It should be noted, however, that both of these accounting changes are non-cash items and hence do not affect cash flow.

The Group will continue to assess the impact of other new HKFRSs and other changes may be identified as a result. However, it is not expected that these will have a significant impact on the Group’s consolidated accounts.

10. HUMAN RESOURCES

Throughout the year, the Company continued to work closely with employees at all levels to enhance further the support of our skilled, talented and committed workforce. There were 6,555 employees with the Group, excluding Octopus Cards Limited, as at 31 December 2004 as compared to 6,629 as at December 2003.

To drive the Company forward, the new Vision, Mission and Core Values were communicated to all staff. A dedicated resource pool for growth business was built up. The well-structured, competitive remuneration has helped maintain a high level of staff motivation. Regarding the possible merger with Kowloon-Canton Railway Corporation (“KCRC”), extensive open and transparent communication was carried out with staff to update them on the progress of merger discussions. The Company also took significant steps to address staff concerns identified by the comprehensive 2003 Staff Attitude Survey. Direct communication between staff and senior management and the communication skills of middle management were further enhanced.

The Company once again received several awards in recognition of our achievements in human resources practices. For the third consecutive time, the Company received the Good People Management Award from the Hong Kong Labour Department. The Company successfully gained ISO9001, ISO14001 and OHSAS18001 accreditations for its Integrated Management System. Our training efforts were again recognised with numerous local and international awards.

11. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2004, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

12. CHARGE ON GROUP ASSETS

None of the Group’s assets are charged or subject to any encumbrance.

13. ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 2 June 2005. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about 12 April 2005.

14. CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2004 with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo-fung, a member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of 3 years.

15. PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE’S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Exchange in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the Exchange’s website within 14 days following the date of this announcement.

KEY STATISTICS

	Year ended 31 December
	2004	2003

Total passenger boardings
- MTR Lines (in million)	833.6	770.4
- Airport Express Line (in thousands)	8,015	6,849
Average number of passengers (in thousands)
- MTR Lines (weekday)	2,403	2,240
- Airport Express Line (daily)	21.8	18.7
Operating profit from railway and related operations before depreciation as a percentage of turnover	54.4%	49.3%

MANAGEMENT REVIEW AND OUTLOOK

I am pleased to report that MTR’s operational results for the year 2004 experienced a dramatic rebound over 2003, a year when our operations were severely impacted by the weak economy, soft property prices and, most significantly, the outbreak of SARS.

The strong operational results achieved in 2004 were brought about by a broad based economic recovery in Hong Kong which also led to a significant increase in property prices. The Company has managed this recovery well. Growth in patronage led to significant fare revenue increases. Growth in non-fare revenues was even stronger propelled by buoyant station businesses and improved rental rates for our investment properties. Property development profit also exceeded our earlier expectation, albeit lower than the very high property development profit recognised in 2003 on receipt of our 18 floors in Two IFC.

The Company’s favourable performance produced good financial results in 2004. MTR recorded total revenues of HK$8,351 million, an increase of 10.0% over the previous year while operating profit before property development, interest and depreciation improved by 21.3% to HK$4,546 million. With property development profit of HK$4,568 million recognised for the year, a reduction of HK$801 million from 2003, net profit improved marginally by 1.0% to HK$4,496 million. However, earnings per share decreased slightly by 1.2% to HK$0.84 as more shares were issued during the year. The Board recommended a final dividend of HK$0.28 which together with the interim dividend of HK$0.14 brought the full year dividend to HK$0.42, same as last year.

Review of Operations

After a sharp rebound in patronage from SARS in the second half of 2003 passenger growth continued through 2004 assisted by the economic recovery in Hong Kong, increase in tourist arrivals from the Mainland, and the opening of our West Rail interchanges in December 2003. In all, total patronage for the MTR Lines increased significantly by 8.2% to 834 million. Airport Express Line (AEL) also saw a strong recovery, with total patronage rising 17% to reach 8.0 million, following an increase in air passenger traffic at the Hong Kong International Airport.

Our market share also improved with our overall share of total franchised public transport rising to 24.8% from 24.3% in 2003, while our cross-harbour market share increased to 59.6% from 58.7%. The Company’s estimated market share of passengers travelling to and from the airport decreased from 23% to 21%, partly due to a change in the mix of visitors arriving and departing from Hong Kong airport.

The increases in patronage and market share were supported by the continuing high quality of service. In 2004, our customer service performance continued to surpass both the Government’s requirement under the Operating Agreement and our own more stringent Customer Service Pledges. In fact, during the year, statistics measuring MTR performance were among the best on record at MTR. The number of journeys experiencing a delay of five minutes or more showed a 25% improvement over 2003. MTR passenger journeys on time were 99.9%, supported by 99.9% reliability for train service delivery, which were amongst the best in the world. In January, MTR employees won extensive praise for their rapid and effective response to an arson attack on an Urban Line train, by resolving the incident quickly, thus preventing injury to our passengers and employees, and allowing us to resume normal service swiftly.

Regrettably, a number of noticeable incidents in the latter part of the year had given rise to public concerns over the reliability of our system. Based on the principle of continuous improvement and to address passenger concerns, the Company set up a high-level internal task force to seek operational improvements and commissioned an independent study by Lloyd’s Register Rail, a leading international rail expert and validation agency, to conduct a comprehensive review on our asset conditions and asset management practices.

Following the conclusion of the internal task force investigation in November, we have begun implementation of a series of improvement initiatives to augment our maintenance regime and incident handling procedures. The Lloyd’s Register Rail report was received in early February 2005. The report’s recommendations are constructive and useful. We will study the report in detail and will set up the necessary organisations and processes to implement the recommendations expeditiously whilst at the same time taking immediate actions to address some of its recommendations. We are encouraged to note that the report did not find any evidence to suggest MTR assets are declining as the system enters its 25th year of operation and our asset management system is recognised to be in line with international best practice. Nevertheless, both the Board and management are committed to ensuring that the Lloyd’s Register Rail recommendations are effectively implemented to ensure that the people of Hong Kong continue to enjoy a safe, reliable and efficient mass transit service that they can be proud of.

MTR continued to seek improvements in efficiency and productivity through various initiatives. As a result, our railway operating costs per car km during the year fell by 1.8% to HK$22.1.

Our station commercial and other revenues benefited significantly from the economic recovery and strong rebound in consumer spending, growing by 17.4% to HK$1,311 million. The substantial increases in advertising and telecommunication income were particularly noteworthy. Our strategy to upgrade advertising facilities and introduce new formats, such as the trackside plasma TV network introduced during the year, has proved most effective and continued to boost advertising revenues by 21%. The station renovation programme to add more space, vibrancy and a better trade mix to MTR stations also helped improve station commercial revenues.

In telecommunications, MTR became one of the first rail networks in the world to be 3G enabled as we successfully upgraded our existing integrated radio system on the Island Line to support UMTS based 3G service. Our fixed-line subsidiary TraxComm began operation and management of a 50 Gigabit bandwidth network, serving a number of telecom service operators in Hong Kong.

With the economic recovery, further increases in the number of service providers and a rise in average daily usage of the Octopus card, pre-tax profit contribution from Octopus Cards Limited increased significantly by 91.3% over 2003 to HK$44 million.

MTR has for some time been active overseas in external consultancy and this work currently extends to contracts in 22 cities in 11 countries. During 2004 we made the strategic decision to reorient this business to refocus on service contracts which are larger and of longer duration, and which are likely to lead to investment opportunities. This refocus has already led to an improvement of consultancy profit.

On future Hong Kong projects, we made significant progress on the construction of Disneyland Resort Line, formerly known as the Penny’s Bay Rail Link, which will connect Hong Kong Disneyland with the Tung Chung Line, and are confident of meeting the target completion date of 1 July 2005. The Tung Chung Cable Car project, our major new tourist attraction project for Hong Kong, is also on track for completion by early 2006, following the start of construction work in February 2004.

In February, we put forward our proposal to the Government to extend the Kwun Tong Line from Yau Ma Tei Station to the popular residential area of Whampoa Garden. In March, following extensive consultations and much hard work, the Company submitted revised proposals on West Island Line and South Island Line to the Government. All of these proposals are currently under review by the Government.

With a buoyant property market in 2004, MTR achieved highly satisfactory results in our property businesses, as more developments were completed and sold. Together with our property developers, we launched and achieved very strong sales in developments at The Harbourside, Carmel Cove of Caribbean Coast and 8 Clearwater Bay Road as well as achieving good results from developments previously launched for sale such as Coastal Skyline, Monterey Cove and Albany Cove of Caribbean Coast, and Residence Oasis. We and our property developers sold or pre-sold 3,554 units in 2004. As a result, profit from property development was HK$4,568 million. The main contributions to property development profit came from sharing in kind in respect of the Union Square retail shell structure at Kowloon Station, recognition of deferred income relating to the Caribbean Coast and Coastal Skyline developments at Tung Chung Station and The Harbourside at Kowloon Station, and share of surplus proceeds from Residence Oasis at Hang Hau Station in Tseung Kwan O and The Harbourside at Kowloon Station. However, this high level of property development profit was, as forecasted, lower than that achieved in 2003 which was favourably impacted by the receipt of 18 floors in Two IFC.

In Tseung Kwan O, following approval in August 2004 for a substantial improvement to the Master Layout Plan for the “Dream City” at Area 86, developers were invited to tender for Package One of Area 86 in December which was ultimately awarded to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited in January 2005. This was our first development tender since October 2002. The tender invitation differed from our previous format as we offered to pay half of the land premium in return for a higher profit sharing ratio. This method allows us to increase our profit participation in the development, albeit at slightly increased risk, whilst attracting a number of large and medium sized developers to the tender. Elsewhere in Tseung Kwan O, Occupation Permit was issued for the 2,130-unit Residence Oasis at Hang Hau Station in December allowing us to record profit from this development earlier than we had originally anticipated.

Property rental and management income increased by 12.1% to HK$1,108 million. This was mainly the result of higher rental income from Two IFC arising from a faster than expected commitment by tenants at higher rents, together with strong performance in all four shopping centres and an expanded portfolio of managed properties.

Another notable achievement by the Company during the year was the launch of our revised Vision, Mission and Core Values. These are built on the statements of strategic intent and values that will now guide us into the future as the Company continues to grow our business in Hong Kong and beyond.

Financial Performance

The financial results for 2004 reflected an all round improvement in every aspect of our businesses. Total fare revenue for the MTR Lines amounted to HK$5,417 million, a 7.0% increase over 2003, while that from AEL increased by 21.2% to HK$515 million. Taking into account non-fare revenue including property rental and management income which in total rose 14.9% to HK$2,419 million, total revenue grew by 10.0% to HK$8,351 million.

Despite a general increase in business activities during 2004, operating expenses were well contained with gains in productivity. This, together with the write-back of prior year revaluation deficit for our self-occupied office property, has led to operating expenses before depreciation reducing by 1.1% to HK$3,805 million. Consequently, operating margin for the year improved significantly to 54.4% compared with 49.3% in 2003. Profit from property development was HK$4,568 million, a reduction of HK$801 million from the very significant property development profit recorded in 2003 when MTR received our 18 floors in Two IFC. Depreciation charges increased by 4.6% to HK$2,512 million from HK$2,402 million in 2003, mainly due to a full year’s depreciation on the West Rail Interchange and on new railway assets. Net interest expenses decreased by 5.8% to HK$1,450 million mainly as a result of lower borrowing costs. The Company’s share of Octopus Cards Limited’s pre-tax earnings was HK$44 million for the year. After deducting income tax expenses of HK$700 million, the Group’s profit attributable to shareholders for the year was HK$4,496 million, a slight increase of 1.0% over 2003.

In January, the Group took advantage of the favourable market and successfully launched a 10-year US$600 million fixed rate bond. The transaction not only enabled us to obtain cost-effective fixed-rate long-term funds and to further extend our debt maturity profile, but also established a new 10-year US dollar benchmark for Hong Kong’s quasi-sovereign credits. As a result of the attractive terms of our new financings and low interest rates prevailing during the year, we were able to further reduce our average borrowing cost to 4.7% from 5.1% in 2003.

Growth beyond Hong Kong

In the annual report last year, I discussed our strategy of seeking growth outside Hong Kong. While Hong Kong will firmly remain our home market, we shall use our core capability as a world class rail operator and property developer to capture business opportunities outside of Hong Kong with the objective to create value for our shareholders as well as development opportunities for our staff.

Whilst we see tremendous growth opportunities overseas, particularly in the Mainland of China and Europe, we are mindful of the associated business and financial risks as well as our responsibility to create value for our shareholders. As such, when evaluating and deciding on these investment opportunities we will be guided by prudent commercial principles that aim to deliver an appropriate risk-adjusted return.

In the Mainland of China, our investment strategy is focused on the major cities where the demand for mass rapid transit systems and hence potential for profit is greatest due to expanding populations, heightened environmental concerns and increasing traffic congestions. We shall also adopt various business models to meet the different market needs. In some cases, we can repeat the very successful “rail and property model” as used in Hong Kong, whilst in other cities we may choose a Public-Private-Partnership (PPP) model where Government funds most of the capital expenditure.

As reported last year, in January 2004 we signed an Agreement in Principle with the Shenzhen Municipal People’s Government to build, operate and transfer Phase 2 of Line 4 of the Shenzhen Metro System, and to operate the entire line for 30 years when Phase 2 is completed. The total investment in this project is approximately RMB6 billion (HK$5.7 billion). The project will be implemented based on the “rail and property model”, with associated property developments of 2.9 million square metres of commercial and residential space along the railway.

Since signing the Agreement in Principle, we have begun preliminary project design and construction works as well as negotiations with the Shenzhen Municipal People’s Government on a Concession Agreement and other related agreements which would give MTR, through our project company, the right to construct Phase 2 and to operate the entire Line 4. However, given the current economic climate in China, it is possible that the necessary government approvals, including that from the Central Government, may take longer than originally anticipated.

In December we signed a separate Agreement in Principle to form a PPP with Beijing Infrastructure Investment Co. Ltd. (BIIC) and Beijing Capital Group (BCG), both subsidiaries of the Beijing Municipal People’s Government, for the investment, construction and operation of the Beijing Metro Line 4 for a period of 30 years. The total investment for this project is estimated at RMB 15.3 billion (HK$14.4 billion). Based on the PPP framework, the Beijing Municipal People’s Government will fund 70% of total project cost comprising mainly land acquisition and civil construction with the remaining 30% funded by the PPP company. This 30% will mainly consist of provision of trains and related electrical and mechanical systems, costing approximately RMB5 billion (HK$4.7 billion) over 60% of which would be financed by non-recourse RMB debt. The balance will be funded by equity contribution from the PPP partners of which MTR will own 49% with BIIC and BCG owning respectively 2% and 49%. Hence our equity contribution to this project is estimated to be RMB 735 million (HK$693 million). In February 2005, this project took another step forward when MTR and its partners together with the Beijing Municipal People’s Government initialled the 30-year Concession Agreement, which will become effective when approval from the National Development and Reform Commission is obtained.

In addition to these two major investment opportunities, the Company is in active discussions with parties concerning other projects in Beijing, Shenzhen and Shanghai.

In contrast to Mainland China, our expansion strategy in Europe can be characterised as “asset light”. We will seek to enter into joint-venture partnership with experienced local firms to bid for operation and maintenance franchises and contracts, as deregulation of railway industries in Europe continues to unfold. Our initial focus will be on the highly deregulated UK market.

In November, the Company signed a joint-venture agreement with the UK’s Great North Eastern Railway Holdings Limited to jointly bid for the Integrated Kent Franchise in southeast England and since December we have been working to pursue a similar opportunity in Thameslink / Great Northern Franchise, which serves London north and south of River Thames. Although we believe that our two consortia have competitive advantages in their respective bids, as with all tenders there is no certainty that either consortium will be successful.

Possible Merger between MTR and KCRC

During the year, we worked hard in close co-operation with KCRC on the merger discussions. As a result, we were able to complete and present our joint merger proposal to the Government in September. This joint proposal, which we believe properly addresses the five parameters set out by the Government when it invited the two corporations to begin merger discussions, is currently under review by the Government. At the same time, the Company has started discussion with the Government on terms of the possible merger. Our stance on the merger has always been that if properly structured and on acceptable terms, the merger benefits all our stakeholders.

People

MTR’s performance is the achievement of our people. It is their dedication and professionalism that took us through the difficult year of 2003 and the challenges in the eventful but rewarding 2004.

During the year, we continued to work hand in hand with our people, creating opportunities for their development and growth including tailor-made training programmes. Open and clear communications with employees was of paramount importance in 2004, as we seek to align the new Vision-Mission-Value with all of our people in a series of workshops and continued to keep them abreast of developments surrounding the possible merger.

MTR again received considerable recognition for our achievement in our people development process. The Operations Training Department gained Integrated Management System - ISO9001, ISO14001 and OHSAS18001 accreditation. The Company also secured a “Most Innovative Award” from the Hong Kong Management Association’s Excellence in Training programme and a “BEST” Award from the American Society for Training and Development. Most significantly, for the third consecutive time, we were recognised by the Hong Kong Labour Department with a Good People Management Award, making us the only company to have done so in Hong Kong.

Outlook

Although the ongoing macroeconomic adjustments in the Mainland, the recent sharp increases in oil prices and the U.S. Federal Reserve’s decisions to tighten monetary policy have all aroused concerns, on balance we are cautiously optimistic about Hong Kong’s business outlook in 2005. We expect economic conditions in Hong Kong to continue to improve albeit at a slower rate of growth than in 2004.

Our rail business should be positively impacted by the opening of the new lines such as the Disneyland Resort Line and KCRC’s Ma On Shan Rail but partially offset by the opening of KCRC’s Tsim Sha Tsui Extension in October 2004. Our station commercial and related businesses should continue to benefit from improved economic activities in Hong Kong.

Our property rental and management business will benefit from Two IFC being fully leased. In our property development business we expect that over the next two years, the bulk of such profit will come from the remaining Airport Railway developments as they are completed. Beyond that, we would expect our Tseung Kwan O property developments to be the significant contributor to property development profit. In our Airport Railway developments we expect to receive our share of the remaining 25,245 square metres (gross) of retail shell structure at Union Square mainly over the next two years, and the fit out works will take three years prior to an anticipated opening date of end 2007.

In January 2005 we received the remaining up-front payment of HK$936 million relating to Olympic Package Three which will be booked to our profit and loss account in accordance with the progress of construction and pre-sale activities, expected to be over the next two years. At Tseung Kwan O, profit from the successful Residence Oasis at Hang Hau Station was already recognised in 2004. In 2005, we will receive the 3,500 square metres (gross) shopping arcade, “The Lane” in Hang Hau Station. Booking of profit for the other three Tseung Kwan O residential developments currently being built, namely at Tiu Keng Leng, and Tseung Kwan O Town Centre Area 57a and Area 55b will depend on the timing and progress of pre-sales as well as the timing of receipt of Occupation Permit. Currently we expect only the development of 390 units at Tseung Kwan O Town Centre Area 57a to receive Occupation Permit in 2005. Package One of Area 86, which was awarded in January 2005 is not expected to contribute to our financial results before 2008. Given current property market conditions and planned development and pre-sale activities, the relatively fewer projects from which we anticipate to record profit in 2005 could lead to lower property development profit recognition than those recorded in 2004.

The Company’s financial statements and results may be affected by a number of accounting changes in 2005, notably those relating to valuation of investment properties and financial instruments, which came into effect on 1 January 2005. I will refer you to the more detailed discussion of these in Note 9 above.

On the possible merger with KCRC, as the joint merger proposal is still being considered by the Government and our discussion with the Government on terms of the merger continues, it is not possible for me to provide further information at this point. Our position has always been that a merger with KCRC, if implemented under the right terms, would benefit all stakeholders.

Finally, I would like to extend my gratitude to my fellow Directors, management and all employees, as well as customers, suppliers and shareholders, for their contributions to MTR’s continuing success during the year.

By Order of the Board

C K Chow

Chief Executive Officer

Hong Kong, 1 March 2005

The financial information relating to the financial year ended 31 December 2004 set out above does not constitute the Group’s statutory financial statements for the year ended 31 December 2004, but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies.

Certain statements contained in this Press Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2003 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 23 March 2005 to 1 April 2005 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4 p.m. on 22 March 2005. It is expected that the final dividend will be paid on or about 21 June 2005.

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors